10 New Bond Street Worcester, Massachusetts 01606 USA Tel: 508.854.1628 800.628.7528 Fax: 508-854-1753 www.thermoenergy.com www.castion.com

January 28, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Registration Statement on Form S-1

File No. 333-185487

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned issuer, ThermoEnergy Corporation (the “Company”), hereby confirms the oral request made to Edward M. Kelly, Esq. of the Commission’s Staff, requesting that the effectiveness of the above-referenced Registration Statement on Form S-1, as amended (the “Registration Statement”), be accelerated so that the Registration Statement becomes effective at 9:30 A.M. on Thursday, January 31, 2013, or as soon thereafter as practicable.

The Company confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement. The Company acknowledges that:

• should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ThermoEnergy Corporation

By:   /s/ Gregory M. Landegger

        Gregory M. Landegger

        Chief Operating Officer and

             Interim Chief Financial Officer

cc: Edward M. Kelly, Esq.